Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 StephaniHildebrandt@ eversheds-sutherland.com

April 8, 2021

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Trinity Capital Inc. – Preliminary Proxy Statement on Schedule 14A

Dear Sir or Madam:

On behalf of Trinity Capital Inc., we are filing a Preliminary Proxy Statement on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934.

Please call me at (202) 383-0845 or Cynthia Krus at (202) 383-0218 if you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Stephani Hildebrandt

cc:	Steven L. Brown, Trinity Capital Inc. Cynthia M. Krus, Eversheds Sutherland (US) LLP

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